Exhibit 99.2

79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2 Canada P. 416.865.0040 | F. 416.865.7380 www.torys.com

April 21, 2015

To:                             British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:                             Brookfield Asset Management Inc.
Prospectus Supplement dated April •, 2015 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013, Amendment No. 2 dated August 28, 2014 and Amendment No. 3 dated April 15, 2015

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement relating to the offering of up to • Class A Limited Voting Shares of Brookfield Asset Management Inc.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is delivered to the addressees pursuant to the requirements of securities legislation and is not to be used or relied upon for any other purpose.

Yours truly,

“Torys LLP”